UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 11) (EXIT FILING)

Under the Securities Exchange Act of 1934

Aspira Women’s Health, Inc.

 (Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

04537Y109

(CUSIP Number)

Larry N. Feinberg
c/o Oracle Investment Management, Inc.
177 W Putnam Ave
Greenwich, CT 06830

Copy to: Robert L. Lawrence, Esq. Kane Kessler, P.C. 600 Third Avenue, 35th Floor New York, New York 10016 (212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2021

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

1	NAME OF REPORTING PERSON Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 5,547,104 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 5,547,104 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,547,104 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%*
14	TYPE OF REPORTING PERSON IN

* Calculated based on a total of 112,126,549 shares of common stock outstanding as of November 8, 2021 as reported by the Company in its Form 10-Q filed on November 10, 2021.

2

1	NAME OF REPORTING PERSON Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 5,547,104 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 5,547,104 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,547,104 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%*
14	TYPE OF REPORTING PERSON PN

* Calculated based on a total of 112,126,549 shares of common stock outstanding as of November 8, 2021 as reported by the Company in its Form 10-Q filed on November 10, 2021.

3

1	NAME OF REPORTING PERSON Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 3,909,694 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 3,909,694 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,909,694 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.49%*
14	TYPE OF REPORTING PERSON PN

* Calculated based on a total of 112,126,549 shares of common stock outstanding as of November 8, 2021 as reported by the Company in its Form 10-Q filed on November 10, 2021.

4

1	NAME OF REPORTING PERSON Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 5,547,104 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 5,547,104 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,547,104 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%*
14	TYPE OF REPORTING PERSON CO

* Calculated based on a total of 112,126,549 shares of common stock outstanding as of November 8, 2021 as reported by the Company in its Form 10-Q filed on November 10, 2021.

5

1	NAME OF REPORTING PERSON Oracle Ten Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,008,816 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,008,816 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,008,816 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.90%*
14	TYPE OF REPORTING PERSON PN

* Calculated based on a total of 112,126,549 shares of common stock outstanding as of November 8, 2021 as reported by the Company in its Form 10-Q filed on November 10, 2021.

6

1	NAME OF REPORTING PERSON Oracle Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 628,594 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 628,594 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,594 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.56%*
14	TYPE OF REPORTING PERSON PN

* Calculated based on a total of 112,126,549 shares of common stock outstanding as of November 8, 2021 as reported by the Company in its Form 10-Q filed on November 10, 2021.

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Item 1.	Security and Issuer.

Pursuant to Rule 13d-2 under the Act, this Amendment No. 11 (this “Amendment”) amends and supplements the Schedule 13D filed on May 23, 2013, as previously amended by Amendment No. 1, filed on June 13, 2013, Amendment No. 2, filed on December 23, 2013, Amendment No. 3, filed on December 24, 2014, Amendment No. 4, filed on April 24, 2015, Amendment No. 5, filed on July 17, 2015, Amendment No. 6, filed on February 17, 2017, Amendment No. 7 filed on August 31, 2017, Amendment No. 8, filed on April 23, 2018, Amendment No. 9, filed on June 11, 2020 and Amendment No. 10, filed on August 19, 2020 (as amended, the “Schedule 13D”), and is being filed on behalf of Oracle Partners, L.P., a Delaware limited partnership (“Oracle Partners”), Oracle Ten Fund, L.P., a Delaware limited partnership (“Oracle Ten Fund”), Oracle Institutional Partners, L.P., a Delaware limited partnership (“Oracle Institutional Partners”), Oracle Associates, LLC, a Delaware limited liability company and the general partner of Oracle Partners, Oracle Ten Fund and Oracle Institutional Partners (“Oracle Associates”), Oracle Investment Management, Inc., a Delaware corporation and the investment manager to Oracle Partners, Oracle Ten Fund and Oracle Institutional Partners (“Investment Manager”) and Larry N. Feinberg, the managing member of Oracle Associates and the sole shareholder, director and president of the Investment Manager (each of the foregoing, a “Reporting Person” and collectively, the “Reporting Persons”).  This Amendment relates to the common stock, par value $0.001 per share (“Common Stock”), of Aspira Women’s Health, Inc. (fka Vermillion, Inc.), a Delaware corporation (the “Company”). This Amendment constitutes an exit filing of the Reporting Persons.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended by the addition of the following:

The transactions giving rise to the filing of this Amendment were dispositions of shares in connection with closing out prior short positions. As a result of these dispositions, each of the Reporting Persons' beneficial ownership of shares of Common Stock decreased as set forth in more detail in Item 5 of this Amendment.

Item 5.	Interest in Securities of the Issuer.

 Items 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) As of November 17, 2021, Oracle Partners may be deemed to beneficially own 3,909,694 shares of Common Stock, representing 3.49% of the outstanding shares of Common Stock (based on 112,126,549 shares of Common Stock outstanding).

As of November 17, 2021, Oracle Institutional Partners may be deemed to beneficially own 628,594 shares of Common Stock, representing 0.56% of the outstanding shares of Common Stock (based on 112,126,549 shares of Common Stock outstanding).

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As of November 17, 2021, Oracle Ten Fund may be deemed to beneficially own 1,008,816 shares of Common Stock, representing 0.90% of the outstanding shares of Common Stock (based on 112,126,549 shares of Common Stock outstanding).

As of November 17, 2021, Oracle Associates and Investment Manager due to their relationship with Oracle Partners, Oracle Ten Fund and Oracle Institutional Partners, and Mr. Feinberg, due to his respective relationships with the other Reporting Persons, may each be deemed to beneficially own 5,547,104 shares of Common Stock, representing 4.95% of the outstanding shares of Common Stock (based on 112,126,549 shares of Common Stock outstanding).

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.

(c)	The Reporting Persons have effected the following transactions in the Shares in the past 60 days: (i) delivery of 1,968,342 Shares by Oracle Partners on November 17, 2021 to a broker for no additional consideration in connection with covering a short position; (ii) delivery of 405,277 Shares by Oracle Institutional Partners on November 17, 2021 to a broker for no additional consideration in connection with covering a short position; and (iii) delivery of 726,381 Shares by Oracle Ten Fund on November 17, 2021 to a broker for no additional consideration in connection with covering a short position.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from the Shares.

(e)	Not applicable.

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After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: November 24, 2021

ORACLE PARTNERS, L.P.

By: ORACLE ASSOCIATES, LLC, its general partner

By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE INSTITUTIONAL PARTNERS, L.P.

By: ORACLE ASSOCIATES, LLC, its general partner

By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE TEN FUND, L.P.

By: ORACLE ASSOCIATES, LLC, its general partner

By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE ASSOCIATES, LLC

By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE INVESTMENT MANAGEMENT, INC.

By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

/s/ Larry N. Feinberg
Larry N. Feinberg, Individually

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